September 14, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: NPS Pharmaceuticals, Inc. (the "Company")
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 11, 2010
      File No. 000-23272

Ladies and Gentlemen:

This letter is in response to the comment of the staff (the "Staff") of the Securities and Exchange Commission ("Commission") raised in the Staff's letter dated August 31, 2010 (the "Comment Letter") with respect to the Staff's review of the above-referenced filing. Set forth below is the Company's response to the Staff's comment. To facilitate your review, the Staff's comment is reprinted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Royalty-Based Products and Product Candidates, page 10

1. We note your response to our prior comment 1. With respect to your agreements with Nycomed, please include in your revised disclosure the range of royalty payments you are entitled to receive under each agreement, e.g. "single-digits," "teens," "twenties," etc., as you have done with your other material agreements.

Company Response:

The Company acknowledges the Staff's comment and in future filings beginning with its Form 10-K for the year ended December 31, 2010 will include the following disclosures with respect to (i) the Distribution and License Agreement dated April 26, 2004 between Registrant and Nycomed Danmark ApS, as amended (filed as Exhibits 10.11A and 10.11B to the 2009

Form 10-K) (the "2004 Nycomed Preotact Agreement"), (ii) the License Agreement, dated July 2, 2007 between NPS Allelix Corp. and Nycomed Danmark (filed as Exhibit 10.11C to the 2009 Form 10-K) (the "2007 Nycomed Preotact Agreement" and together with the 2004 Nycomed Preotact Agreement, the "Nycomed Preotact Agreements"), and (iii) the Distribution and License Agreement dated September 24, 2007 among the Company, NPS Allelix Corp. and Nycomed GmbH, as amended (filed as Exhibits 10.20 and 10.21 to the 2009 Form 10-K) (the "Nycomed Teduglutide Agreement"):

The Nycomed Preotact Agreements: "The Company receives a royalty from Nycomed that represents a percentage, depending on the amount of sales of Preotact, in the teens to low twenties of the Nycomed net sales of Preotact in the European Union, European countries outside the European Union, the Commonwealth of Independent States and Turkey."

The Nycomed Teduglutide Agreement: "The Company is entitled to receive a royalty from Nycomed, net of related payments to the licensor of certain intellectual property, that represents a percentage (i) in the teens of the Nycomed net sales of teduglutide during the longer of the first ten years of sales in a particular country or the expiration of certain patents in such country, and (ii) in the single-digits thereafter until twenty years of sales in a particular country."

* * * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (908) 450-5303.

Very truly yours,

/s/ Luke Beshar
Luke Beshar
Chief Financial Officer

cc: Vanessa Robertson, Staff Accountant
      Mary Mast, Senior Staff Accountant
      Scot Foley, Staff Attorney
      Jeffrey Riedler, Assistant Director